Exhibit 3.2

Sanchez Midstream Partners LP
1360 Post Oak Blvd, Suite 2400
Houston, TX 77056

November 16, 2020

Stonepeak Catarina Holdings LLC
55 Hudson Yards
550 W. 34th Street, 49th Floor
New York, NY 10001

Re:

Class C Preferred PIK Units payable under that certain Third Amended and Restated Agreement of Limited Partnership, dated as of August 2, 2019 (the “Partnership Agreement”) of Sanchez Midstream Partners LP (the “Partnership”).  (Capitalized terms used but not defined herein have the respective meanings set forth therefor in the Partnership Agreement.)

Mr. Howell & Mr. Taylor:

Subject to 5.9(d) of the Partnership Agreement, Section 13.1(d) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect. As you are aware, in light of the conflict of interest that may exist between the General Partner or its affiliates, including Stonepeak Catarina Holdings, LLC (“Stonepeak”), on the one hand, and the Partnership, any Group Member, any other Person who acquires an interest in a Partnership Interest or any person who is bound by the Partnership Agreement, on the other hand, in connection with this letter agreement and the transactions contemplated hereby, the board of directors of the General Partner (the “Board”) has referred the negotiation of the matters related hereto to the Conflicts Committee.

The Conflicts Committee considered: (i) the issuance of the Subject Common Units (as defined below) to Stonepeak and all other transactions contemplated by this letter agreement (the “Proposed Transaction”); and (ii) the terms and conditions of this letter agreement.

The Conflicts Committee has: (i) determined in good faith that the Proposed Transaction is advisable and fair to and in the best interests of the Partnership and the unitholders other than SP Holdings, LLC, the General Partner or their respective affiliates, including Stonepeak; (ii) approved the Proposed Transaction for the purposes of providing “Special Approval” under Section 7.9 of the Partnership Agreement; and (iii) recommended to the Board that it approve the Proposed Transaction and this letter agreement and the related agreements and documentation required for the Proposed Transaction (this letter agreement and such related agreements and documentation, the “Transaction Documents”).

The Board: (i) upon the recommendation of the Conflicts Committee, approved the Proposed Transaction and the Transaction Documents, (ii) determined that the Proposed Transaction and the Transaction Documents do not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, and (iii) authorized and empowered the officers of the General Partner to execute and deliver the Transaction Documents(collectively, the “Board Approvals”).

Stonepeak, in its capacity as the Class C Preferred Holder, agrees that the Transaction Documents and the Proposed Transactions do not adversely affect it in its capacity as a Limited Partner in any material respect.

Pursuant to Section 5.9(b)(i) of the Partnership Agreement, the Partnership is required to pay the Class C Preferred Quarterly Distribution 100% in cash, except to the extent (a) Available Cash is insufficient to pay the Class C Preferred Quarterly Distribution or (b) such payments are prohibited by the Partnership’s material financing documents.  If the Class C Preferred Quarterly Distribution are not paid in cash due to an insufficiency of Available Cash or a prohibition in the Partnership’s material financing documents, the Partnership must pay the Class C Preferred Quarterly Distribution in Class C Preferred PIK Units to the extent of such insufficiency or prohibition.

For the Quarter ended September 30, 2020 (the “Third Quarter”), the Partnership would be required to pay the Class C Preferred Quarterly Distribution in Class C Preferred PIK Units.

In accordance with our discussions, Stonepeak Catarina Holdings, LLC (“Stonepeak” and, together with the Partnership, the “Parties”), the sole beneficial owner of all outstanding Class C Preferred Units, has agreed to accept the Class C Preferred Quarterly Distribution for the Third Quarter in the form of 22,274,869 Common Units to be issued (all such Common Units being the “Third Quarter Common Units”) promptly after the satisfaction of the Issuance Conditions (as defined below) with respect to such Third Quarter Common Units.  For the avoidance of doubt, the number of Common Units included in the Third Quarter Common Units was determined utilizing the calculation detailed in paragraph (B) below based on a Common PIK Price of $0.57772, which is 110% the Closing Price on the last Trading Day prior to the execution of this letter agreement. Following the Partnership’s having issued to Stonepeak all of the Third Quarter Common Units, the Partnership shall be deemed to have satisfied in full its obligation to make the Class C Preferred Quarterly Distribution under the Partnership Agreement with respect to the Third Quarter.

The respective obligations of the Parties are subject to the satisfaction of each of the following conditions (the “Issuance Conditions”):

(1)	The Partnership has delivered to Stonepeak a fully executed “Supplemental Listing Application” approving the Subject Common Units for listing by the NYSE American, upon official notice of issuance of such Subject Common Units. The issuance of the Subject Common Units shall not contravene NYSE American rules and regulations.
(2)	There shall not be pending any suit, action or proceeding by or before any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority, or any arbitrator, court or tribunal of competent jurisdiction challenging or seeking to restrain, preclude, enjoin or prohibit the transactions contemplated by this letter agreement.
(3)	Each Party has complied with applicable federal securities laws applicable to the issuance of the Subject Common Units, including the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

In consideration of Stonepeak’s acceptance of the Third Quarter Common Units in lieu of a distribution Class C Preferred PIK Units pursuant to this letter agreement, the Partnership agrees that notwithstanding Section 5.9(b)(i) of the Partnership Agreement, Stonepeak shall in all cases have the option to elect to receive the Class C Preferred Quarterly Distribution in Common Units (Common Units issued in lieu of Class C Preferred PIK Units for any Quarter are referred to as “Subject Common Units”) for any Quarter following the Third Quarter, by providing written notice to the Partnership no later than the last day of the calendar month following the end of such Quarter (“Written Notice”).  The Board Approvals included approval of certain amendments to the Partnership Agreement necessary to effectuate the Proposed Transaction.  For any Quarter in which Stonepeak elects to receive Subject Common Units, the Partnership shall issue the applicable number of Subject Common Units on the distribution payment date to be established by the Board of Directors for such Quarter, subject to the satisfaction of the Issuance Conditions.  Following the Partnership’s having issued to Stonepeak such Subject Common Units, the Partnership shall be deemed to have satisfied in full its obligations to make the Class C Preferred Quarterly Distribution for such Quarter.

This letter agreement shall be deemed an amendment to the Partnership Agreement and shall be conclusive and binding on any Limited Partner, any Person who acquires an interest in a Partnership Interest and any other Person who is bound by the Partnership Agreement.  Furthermore, the Parties acknowledge and agree that the next time the Partnership Agreement is formally amended it will include formal amendments to give effect to this letter agreement.

The Parties acknowledge and agree that:

(A)	Section 6.1(d)(xv)(A) of the Partnership Agreement shall apply, mutatis mutandis, to any issuance by the Partnership of Subject Common Units; and
(B)	The number of Subject Common Units to be issued for any Quarter following the Third Quarter shall be calculated by (a) dividing the Class C Preferred Distribution Rate for such Quarter by the Common PIK Price for such Quarter and then (b) multiplying the result from clause (a) by the number of Class C Preferred Units held by Stonepeak. Any fractional Subject Common Unit will be rounded up to the nearest whole Subject Common Unit. As used herein, “Common PIK Price” means, for any Quarter after the Third Quarter, the greater of: (1) $0.5252 (subject to adjustment for unit splits, unit combinations, unit dividends and other similar events) and (2) an amount equal to (x), if the 2019 Warrant has not been exercised in full, the product of 110% multiplied by the Closing Price on the last Trading Day immediately prior to the date of the Written Notice for such Quarter, or (y), if the 2019 Warrant has been exercised in full, the Closing Price on the last Trading Day immediately prior to the date of the Written Notice for such Quarter.

[Signature Pages Follow]

If the foregoing accurately reflects our agreement with respect to the matters set forth in this letter agreement, please so acknowledge by signing below and returning a copy thereof to the undersigned.

Sincerely,

Sanchez Midstream Partners LP

By:	Sanchez Midstream Partners GP LLC,
its general partner

By:	/s/ Charles C. Ward
Name:	Charles C. Ward
Title:	Chief Financial Officer, Secretary and Treasurer

Sanchez Midstream Partners GP LLC

By:	/s/ Charles C. Ward
Name:	Charles C. Ward
Title:	Chief Financial Officer, Secretary and Treasurer

member
ACKNOWLEDGED AND AGREED:

Acknowledgment of this letter agreement by Stonepeak Catarina Holdings, LLC shall be deemed its approval for the purposes of Section 5.9(d) of the Partnership Agreement.

Stonepeak Catarina Holdings, LLC

By:	Stonepeak Catarina Upper Holdings, LLC, its managing member

By:	Stonepeak Infrastructure Fund (Orion AIV) LP, its managing member

By:	Stonepeak Associates LLC, its general partner

By:	Stonepeak GP Holdings LP, its sole member

By:	Stonepeak GP Investors LLC, its general partner

By:	Stonepeak GP Investors Manager LLC, its managing member

By:	/s/ Jack Howell
Name: Jack Howell
Title: Senior Managing Director

By:	/s/ Luke Taylor
Name: Luke Taylor
Title: Senior Managing Director